Exhibit 99.1

October 21, 2014

Sesa Sterlite Limited

ASARCO Litigation Resolution

Sesa Sterlite Limited announces that it has received the necessary approval from Reserve Bank of India for remittance of US$82.75 million to Asarco LLC in order to satisfy the Judgment of the US Bankruptcy Court. Subsequently, pursuant to a settlement agreement entered on Oct 17, 2014 between the parties, the Company has paid the approved amount to Asarco LLC and the parties have settled all their claims against each other in this matter. Accordingly, all pending appeals have been withdrawn by the parties, all enforcement actions have been terminated by Asarco LLC and the Turnover Order has been vacated by the US Bankruptcy Court. The Company had already recognized the Judgment amount of US$82.75 million as expenses and as liability in FY2012.

With the aforesaid settlement, any issues pertaining to payment of dividend to eligible ADR holders has been resolved.

For Further information, please contact

Communications Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Senior Vice President – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 Sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behavior of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.sesasterlite.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044